Exhibit 99.4 Corporate Communications

CNH Industrial N.V. files 2021 Annual Report on Form 20-F and publishes 2021 EU
Annual Report; calling of the Annual General Meeting

London, March 1, 2022

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that it has filed its 2021 Annual
Report on Form 20-F (prepared in accordance with U.S. GAAP) with the United States Securities and Exchange Commission and it has published its 2021 EU Annual Report (including the consolidated financial statements prepared in accordance with EU-IFRS and the separate financial statements of CNH Industrial N.V.).

The 2021 Annual Report on Form 20-F and the 2021 EU Annual Report are available in the
Investor Relations section of the CNH Industrial corporate website at www.cnhindustrial.com.
Both documents can be viewed online or downloaded in PDF format. Shareholders may also request a hard copy of the Company’s complete 2021 audited financial statements free of charge from investor.relations@cnhind.com.

The Company also published today the Notice and the Agenda of its Annual General Meeting of
Shareholders (“AGM”), which will be held on April 13, 2022 only virtually, in accordance with the applicable provisions issued in light of the COVID 19 pandemic.

The Company’s notice and explanatory notes and instructions for voting and submitting questions in advance of the meeting and to follow the AGM remotely are available on the
Company’s website at www.cnhindustrial.com, where they can be viewed and downloaded.

The Agenda of the AGM will include (i) the approval of the 2021 EU Annual Report, (ii) the proposal to distribute a cash dividend of euro 0.28 per outstanding common share as recommended and approved by the Board of Directors, (iii) the application of the Remuneration
Policy in 2021, and (iv) the election of the Board of Directors, with Suzanne Heywood and Scott
W. Wine to be re-appointed executive directors, and Catia Bastioli, Howard W. Buffett, Léo W.
Houle, John Lanaway, Alessandro Nasi, Vagn Sørensen and Åsa Tamsons to be re-appointed as non-executive directors and the appointment of Karen Linehan as a non-executive director. The
Company has determined that Catia Bastioli, Howard W. Buffett, Léo W. Houle, John Lanaway,
Vagn Sørensen, Åsa Tamsons, and Karen Linehan satisfy the independence requirements prescribed by applicable laws and regulations.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

If shareholders approve the proposed cash dividend, CNH Industrial N.V. common shares will be quoted ex-dividend on April 19, 2022. The record date for the dividend will be April 20, 2022 on both NYSE and MTA. It is expected that the dividend will be paid on May 4, 2022.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com